

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 29, 2009

By U.S. Mail and Facsimile to: (330) 533-0451

Carl D. Culp
Executive Vice President and Chief Financial Officer
Farmers National Banc Corp.
20 South Broad Street
Canfield, OH 44406

>   **Re: Farmers National Banc Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **File No. 000-12055**

Dear Mr. Culp:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 10

1.   Please tell us if there were any changes in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your fourth fiscal quarter of 2008 or your first fiscal quarter of 2009 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Please indicate in your response letter that you will revise your disclosure to include the appropriate Item 308(c) disclosure in future filings and include a draft of your proposed language.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis and Report of Compensation Committee, page 7

2.   Please tell us why you have not disclosed the performance targets utilized in determining the performance-based cash incentive awards for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the four specific "benchmarks" that are described on page 9. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

3.   We note your disclosure on page 10 that the Compensation Committee does not engage in any benchmarking of compensation. However, we also note that two of the four targets utilized in setting performance-based cash incentive awards (annualized yield on average earning assets and cost of interest bearing deposits and other borrowings) are compared to a peer group. Please identify the component companies that make up the peer group and the basis for selecting the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Employment Contracts with Executives, page 13

4.   Revise your disclosure to accurately describe the employment agreements with
        your executive officers. In this regard, we note that Mr. Paden's employment
        agreement provides for severance payments if his employment is terminated by
        him "for good cause" or by the bank "without good reason." However, the
        disclosure in your proxy statement implies that the only circumstance under
        which he would receive severance payments is following a change of control if he
        is not offered a substantially similar position.

Potential Payments upon Termination or Change in Control

5.   In future filings, revise this table to include all termination scenarios that would
        trigger payments or other benefits, not just payments upon a change of control.
        See Item 402(j) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Indebtedness of Management, page 15

6.   Please confirm, and revise future filings to disclose, if accurate, that the loans to
        executive officers, directors and their associates were made on substantially the
        same terms, including interest rates and collateral, as those prevailing at the time
        for comparable loans with persons not related to the lender. Refer to Instruction
        4(c) to Item 404(a) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 43

7.   Starting with your next report, include all of your material contracts in the exhibit
        index. Also ensure that you have filed each material contract as an exhibit. For
        example, we note that your 2008 Executive Incentive Compensation Plan and
        your stock option plan are not included as exhibits. Refer to Item 601(b)(10) of
        Regulation S-K. Additionally, it appears that adoption of your 2008 Executive
        Incentive Compensation Plan was never reported on Form 8-K. Please tell us
        why you concluded that it was not necessary to report that event. Also, advise us
        if you have adopted an executive incentive compensation plan for 2009.

Signatures

8.   See General Instruction D to Form 10-K and revise future filings to comply with
        its requirement that the Form 10-K be signed by Farmers National Banc Corp.,
        and on behalf of Farmers National Banc Corp. by your principal executive officer,

your principal financial officer, and your controller or principal accounting officer.

Exhibit 13

Summary of Loan Loss Experience, page 14

9.   Please revise your future filings to provide the disclosures with respect to your nonaccrual, past due and restructured loans required by Item III (B) of Industry Guide 3. Provide us with your proposed disclosures for the five year period ended December 31, 2008. Additionally, given the significant increase in your nonperforming loans and the current credit environment, please consider providing this information separately for each loan category in addition to providing such disclosures in your interim periods beginning with your Form 10-Q for the period ended June 30, 2009.

Exhibits 31.a and 31.b

10.   We note that your certifications included as Exhibits 31.a and 31.b to your Form 10-K and Form 10-Q contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the identification of the certifying individuals at the beginning of the certifications also includes their titles. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q, filed May 11, 2009

Allowance for Loan Losses, page 15

11.   We note your disclosures that for impaired loans your allowance allocation is generally based on management's estimate of the fair value of the collateral securing these loans. Due to the fact that your impaired loans have increased to $6.9 million as of March 31, 2009 from $2.6 million as of December 31, 2008 please confirm whether you use external appraisals to determine the fair value of the underlying collateral for impaired loans which are collateral dependent. If so, please tell us and revise future filings to address the following:

- How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this

> regard, tell us if there have been any significant time lapses during this process; and

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant, at (202) 551-3484, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel